UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO.)

TROPICANA LAS VEGAS HOTEL AND CASINO, INC.
_____________________________________________
(Name of Issuer)

Class A Common Stock
__________________________
(Title of Class of Securities)

897085106
______________________________________________
(CUSIP Number)

December 31, 2010
______________________________________________

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 897085106		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	WEXFORD CAPITAL LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	9,717,825
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	9,717,825
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	*9,717,825
* Percentage calculated on the basis of 9,717,825 shares of Class A Common Stock issued and outstanding on a fully converted basis, December 31, 2010. Not including the shares of Class A Common Stock held by other parties to the Stockholders’ Agreement (as defined in Item 4), as of December 31, 2010, Wexford Capital LP, Wexford GP LLC, Debello Investors LLC, Charles E. Davidson and Joseph M. Jacobs, may be deemed to have aggregate beneficial ownership and share the power to vote and dispose on a fully converted basis, of 106,280 shares of the Class A Common Stock which is equivalent to a 1.1% interest on a fully converted basis.

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	100%
12		TYPE OF REPORTING PERSON	LP

CUSIP NO. 897085106		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	WEXFORD GP LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	9,717,825
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	9,717,825
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	*9,717,825
* Percentage calculated on the basis of 9,717,825 shares of Class A Common Stock issued and outstanding on a fully converted basis, December 31, 2010. Not including the shares of Class A Common Stock held by other parties to the Stockholders’ Agreement (as defined in Item 4), as of December 31, 2010, Wexford Capital LP, Wexford GP LLC, Debello Investors LLC, Charles E. Davidson and Joseph M. Jacobs, may be deemed to have aggregate beneficial ownership and share the power to vote and dispose on a fully converted basis, of 106,280 shares of the Class A Common Stock which is equivalent to a 1.1% interest on a fully converted basis.

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	100%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 897085106		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	DEBELLO INVESTORS LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	9,717,825
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	9,717,825
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	*9,717,825
* Percentage calculated on the basis of 9,717,825 shares of Class A Common Stock issued and outstanding on a fully converted basis, December 31, 2010. Not including the shares of Class A Common Stock held by other parties to the Stockholders’ Agreement (as defined in Item 4), as of December 31, 2010, Wexford Capital LP, Wexford GP LLC, Debello Investors LLC, Charles E. Davidson and Joseph M. Jacobs, may be deemed to have aggregate beneficial ownership and share the power to vote and dispose on a fully converted basis, of 106,280 shares of the Class A Common Stock which is equivalent to a 1.1% interest on a fully converted basis.

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	100%
12		TYPE OF REPORTING PERSON	OO

CUSIP NO. 897085106		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	CHARLES E. DAVIDSON
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	9,717,825
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	9,717,825
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	*9,717,825
* Percentage calculated on the basis of 9,717,825 shares of Class A Common Stock issued and outstanding on a fully converted basis, December 31, 2010. Not including the shares of Class A Common Stock held by other parties to the Stockholders’ Agreement (as defined in Item 4), as of December 31, 2010, Wexford Capital LP, Wexford GP LLC, Debello Investors LLC, Charles E. Davidson and Joseph M. Jacobs, may be deemed to have aggregate beneficial ownership and share the power to vote and dispose on a fully converted basis, of 106,280 shares of the Class A Common Stock which is equivalent to a 1.1% interest on a fully converted basis.

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	100%
12		TYPE OF REPORTING PERSON	IN

CUSIP NO. 897085106		13G
1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON	JOSEPH M. JACOBS
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	9,717,825
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	9,717,825
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	*9,717,825
* Percentage calculated on the basis of 9,717,825 shares of Class A Common Stock issued and outstanding on a fully converted basis, December 31, 2010. Not including the shares of Class A Common Stock held by other parties to the Stockholders’ Agreement (as defined in Item 4), as of December 31, 2010, Wexford Capital LP, Wexford GP LLC, Debello Investors LLC, Charles E. Davidson and Joseph M. Jacobs, may be deemed to have aggregate beneficial ownership and share the power to vote and dispose on a fully converted basis, of 106,280 shares of the Class A Common Stock which is equivalent to a 1.1% interest on a fully converted basis.

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAINSHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW	100%
12		TYPE OF REPORTING PERSON	IN

 The Reporting Persons named in Item 2 below are herby jointly filing this Schedule 13G (this “Statement”) because due to certain affiliates and relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities directly acquired from the Issuer named in Item 1 below by one of the Reporting Persons.  In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13G (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit A.

Item 1.

(a)	Name of Issuer:

Tropicana Las Vegas Hotel and Casino, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

160 Pacific Avenue, Suite 222
San Francisco, California 94111

Item 2.

(a)	Name of Persons Filing (collectively, the “Reporting Persons”):

(i)	Wexford Capital LP
(ii)	Wexford GP LLC
(iii)	Debello Investors LLC
(iv)	Charles E. Davidson
(v)	Joseph M. Jacobs

(b)	Address of Principal Business Office, or, if none, Residence of Reporting Persons:

c/o Wexford Capital LP
411 West Putnam Avenue
Greenwich, Connecticut 06830

(c)	Citizenship:

(i)	Wexford Capital LP – Delaware
(ii)	Wexford GP LLC - Delaware
(iii)	Debello Investors LLC - Delaware
(iv)	Charles E. Davidson - United States
(v)	Joseph M. Jacobs - United States

(d)	Title of Class of Securities:

Class A Common Stock (“Class A Common”)

(e)	CUSIP Number:

897085106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

As more fully described in the Form 10-12G/A filed by Tropicana Las Vegas Hotel and Casino, Inc. (the “Company”) on May 28, 2010, all of the Company’s stockholders are a party to that certain Stockholders’ Agreement, dated as of July 1, 2009 (the “Stockholders’ Agreement”), which contains certain agreements as to voting.  As a result, all of the Company’s stockholders may be deemed to be a group for the purposes of Section 13 of the Exchange Act, with each of such stockholders being deemed to have beneficial ownership of all of the shares owned by the group.  However, except as otherwise noted, each of the Company’s stockholders disclaims beneficial ownership of shares of the Company’s capital stock not held directly by such stockholder.  The table below shows, as of December 31, 2010, the direct ownership (excluding the deemed beneficial ownership of shares held by other members of the group as a result of the Stockholders' Agreement) of all of the Company’s stockholders of all outstanding shares of the Company’s capital stock.  The outstanding shares of the Company’s capital stock include Class A Common and Preferred Stock.  The table below also shows, as of December 31, 2010, the direct ownership of Class A Common assuming full conversion of all shares of Preferred Stock into Class A Common at an exchange ratio of 4:1. The exchange ratio may increase to the extent dividends on the Preferred Stock accrue and are unpaid.

	Class A Common		Preferred Stock		Class A Common Assuming Full Conversion of Preferred Stock
	Shares	Percent	Shares	Percent	Shares	Percent
Trilliant Gaming Nevada Inc.(a)	2,916,221	64.3%	1,049,659	81.0%	7,114,857	73.2%
Wells Fargo & Company(b)	537,800	11.9	140,598	10.9	1,100,192	11.3
H/2 Special Opportunities Ltd.(c)	290,833	6.4	89,566	6.9	649,097	6.7
Embassy & Co.	120,000	2.6	—	—	120,000	1.2
Aozora Bank Ltd.	110,000	2.4	—	—	110,000	1.1
Debello Investors LLC(d)	50,000	1.1	14,070	1.1	106,280	1.1
Community Bank of Nevada	100,000	2.2	—	—	100,000	1.0
Pacific Investment Management Company LLC(e)	100,000	2.2	—	—	100,000	1.0
Fidelity ADV Series I: Fidelity Advisors Floating Rate High Income Fund(f)	48,650	1.1	—	—	48,650	*
Deutsche Bank(g)	37,761	*	—	—	37,761	*
Newcastle CDO IX I Ltd.	30,000	*	—	—	30,000	*
Credit Suisse Candlewood Special Situations Fund LP	20,138	*	1,692	*	20,138	*
Harch CLO III Limited	20,000	*	—	—	20,000	*
Pacific Select FN High YLD BND	20,000	*	—	—	20,000
Atlantis Funding Ltd.	16,082	*	—	—	16,082	*
US Bank NA(h)	14,000	*	—	—	14,000	*
General Electric Pension Trust(i)	13,000	*	—	—	13,000	*
Endurance CLO I Ltd.	10,000	*	—	—	10,000	*
Light Point CLO 2004-1 (NY)	10,000	*	—	—	10,000	*
Ocean Trails CLO I	10,000	*	—	—	10,000	*
Ocean Trails CLO II	10,000	*	—	—	10,000	*
WG Horizons CLO I	10,000	*	—	—	10,000	*
Whitehorse V Ltd.	10,000	*	—	—	10,000	*
Prospero CLO II BV	8,000	*	—	—	8,000	*
Cumberland II CLO Ltd.	5,000	*	—	—	5,000	*
Lehman Commercials Paper Inc.	5,000	*	—	—	5,000	*
Louisiana State Employees Retirement Fund	5,000	*	—	—	5,000	*
Judy A. Mencher	4,000	*	—	—	4,000	*
John Redmond	4,000	*	—	—	4,000	*
Total:	4,535,485	100.0%	1,295,585	100.0%	9,717,825	100.0%
Notes

*      Represents holding percentage of less than 1%.

(a)
Consists of shares held by Onex Armenco Gaming I LP (1,854,331 shares of Class A Common and 667,446 shares of Preferred Stock), Onex Armenco Gaming II LP (64,550 shares of Class A Common and 23,234 shares of Preferred Stock), Onex Armenco Gaming III LP (68,671 shares of Class A Common and 24,717 shares of Preferred Stock), Onex Armenco Gaming IV LP (44,088 shares of Class A Common and 15,870 shares of Preferred Stock), Onex Armenco Gaming V LP (68,671 shares of Class A Common and 24,717 shares of Preferred Stock), Onex Armenco Gaming VI LP (38,456 shares of Class A Common and 13,841 shares of Preferred Stock), Onex Armenco Gaming VII LP (30,408 shares of Class A Common and 10,945 shares of Preferred Stock), Onex Armenco Gaming IX LP (26,817 shares of Class A Common and 9,652 shares of Preferred Stock) and Onex Armenco Gaming X LP (651,558 shares of Class A Common and 234,520 shares of Preferred Stock) and Onex Armenco Gaming XI LP (68,671 shares of Class A Common and 24,717 shares of Preferred Stock). Trilliant Gaming is the general partner of, and controls all voting and investment decision of, each of the Onex Armenco Gaming entities. Each of Mr. Alex Yemenidjian, the Company’s Chairman, Chief Executive Officer and President, Mr. Timothy Duncanson, one of the Company’s directors, and Mr. Gerald Schwartz, the chairman and controlling stockholder of Onex Corporation, owns one-third of the outstanding voting securities of Trilliant Gaming, and together Messrs. Yemenidjian, Duncanson and Schwartz own 100% of the outstanding voting securities of Trilliant Gaming. A stockholders agreement among Messrs. Yemenidjian, Duncanson and Schwartz sets forth the rights of each of them with respect to control of Trilliant Gaming and, in turn, the securities of the Company owned by the Onex Armenco Gaming Entities. The Onex Armenco Gaming Entities were formed by entities affiliated with Onex Corporation. As a result, Trilliant Gaming and, in turn, Messrs. Yemenidjian, Duncanson and Schwartz, may be deemed to have beneficial ownership of the shares of Class A Common held by the Onex Armenco Gaming entities, but disclaim beneficial ownership of shares held by parties other than these entities. Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(b)
Consists of shares held by The Foothill Group, Inc. (502,800 shares of Class A Common and 130,757 shares of Preferred Stock), and shares held by various funds managed by Wells Capital Management (35,000 shares of Class A Common and 9,841 shares of Preferred Stock). Foothill is a wholly-owned subsidiary of Wells Fargo & Co., or Wells Fargo, a diversified financial services company. As a result, Wells Fargo may be deemed to have beneficial ownership of shares of our company held by Foothill. Wells Capital Management, a wholly-owned subsidiary of Wells Fargo, is a registered investment advisor and may be deemed to have beneficial ownership of shares of our company held by various funds managed by it due to it having voting and investment control over such shares. Wells Fargo disclaims beneficial ownership of shares of our company beneficially owned by Wells Capital Management. Except as described above, each of these entities disclaims beneficial ownership of shares held by any party other than itself.

(c)
H/2 Special Opportunities Ltd. (“H/2 SO”) is wholly-owned by H/2 Special Opportunities L.P. (“H/2 LP”). By virtue of his status as the managing member of H/2 SOGP LLC (“H/2 GP”), Spencer Haber may be deemed to be the beneficial owner of the shares of the Company held directly by H/2 SO, which shares may also be deemed to be beneficially owned by H/2 GP and H/2 LP.

(d)
Wexford Capital LP (“Wexford Capital”) may, by reason of its status as managing member of Debello Investors LLC (“Debello”), be deemed to own beneficially the securities of which Debello possess beneficial ownership. Further, Wexford GP LLC ("Wexford GP”) may by reason of its status as general partner of Wexford Capital, be deemed to own beneficially the securities of which Debello possess beneficial ownership. Each of Charles E. Davidson (“Davidson”) and Joseph M. Jacobs (“Jacobs”) may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the securities of which Debello possess beneficial ownership.  Each of Wexford Capital, Wexford GP and Messrs. Davidson and Jacobs share the power to vote and dispose of the interests in the securities beneficially owned by Debello. Each of Wexford Capital, Wexford GP and Messrs. Davidson and Jacobs disclaims beneficial ownership of the securities owned by Debello and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Messrs. Davidson and Jacobs, to the extent of their pecuniary interests in each of the members of Debello.

(e)
Consists of shares of Class A Common held by Mayport CLO, Ltd. (10,000 shares), Pimco Floating Income Fund (50,000 shares), Pimco Cayman Bank Loan Fund (10,000 shares), Portolo CLO Ltd. (20,000 shares) and Southport CLO Ltd. (10,000 shares). Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(f)
Fidelity Advisor Series I: Fidelity Advisor Floating Rate High Income Fund (“Fidelity Advisor Series I”) is an open-end investment company registered under the Investment Company Act of 1940 and advised by Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under the Investment Advisers Act of 1940. Fidelity Advisor Series I is the record owner of the shares reported but has reported that it does not have a pecuniary interest in such shares.

(g)
Consists of shares of Class A Common held by Bridgeport CLO Ltd. (6,323 shares), Burr Ridge CLO Plus Ltd. (3,823 shares), Forest Creek CLO Ltd. (3,823 shares), Genesis CLO 2007-1 Ltd. (3,500 shares), Long Grove CLO Ltd. (5,000 shares), Market Square CLO Ltd. (3,823 shares), Marquette Park CLO Ltd. (3,823 shares), Rosemont CLO Ltd. (3,823 shares) and Schiller Park CLO Ltd. (3,823 shares). Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(h)
Consists of shares of Class A Common held by Veritas CLO I Ltd. (6,000 shares) and Veritas CLO II Ltd. (8,000 shares). Each of these entities disclaims beneficial ownership of shares held by parties other than these entities.

(i)
GE Capital Debt Advisors (“GECDA”) is an investment manager of General Electric Pension Trust (“GEPT”). GECDA shares voting and dispositive power over the shares reported and may be deemed to be the beneficial owner of such shares, though GEPT has a 100% pecuniary interest in the shares reported.

For Wexford Capital LP:
(a)         Amount beneficially owned:  *9,717,825
(b)         Percent of class:  100%
(c)         Number of shares as to which the person has:
(i)           Sole power to vote or to direct the vote: 0
(ii)          Shared power to vote or to direct the vote: *9,717,825
(iii)         Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: *9,717,825

For Wexford GP LLC
(a)         Amount beneficially owned:  *9,717,825
(b)         Percent of class:  100%
(c)         Number of shares as to which the person has:
(i)           Sole power to vote or to direct the vote: 0
(ii)          Shared power to vote or to direct the vote: *9,717,825
(iii)         Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: *9,717,825

For Debello Investors LLC:
(a)         Amount beneficially owned:  *9,717,825
(b)         Percent of class:  100%
(c)         Number of shares as to which the person has:
(i)           Sole power to vote or to direct the vote: 0
(ii)          Shared power to vote or to direct the vote: *9,717,825
(iii)         Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: *9,717,825

For Charles E. Davidson:
(a)         Amount beneficially owned:  *9,717,825
(b)         Percent of class:  100%
(c)         Number of shares as to which the person has:
(i)           Sole power to vote or to direct the vote: 0
(ii)          Shared power to vote or to direct the vote: *9,717,825
(iii)         Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: *9,717,825

For Joseph M. Jacobs:
(a)         Amount beneficially owned:  *9,717,825
(b)         Percent of class:  100%
(c)         Number of shares as to which the person has:
(i)           Sole power to vote or to direct the vote: 0
(ii)          Shared power to vote or to direct the vote: *9,717,825
(iii)         Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: *9,717,825

*Wexford Capital LP (“Wexford Capital”) may, by reason of its status as managing member of Debello Investors LLC (“Debello”), be deemed to own beneficially the securities of which Debello possess beneficial ownership. Further, Wexford GP LLC ("Wexford GP”) may by reason of its status as general partner of Wexford, be deemed to own beneficially the securities of which Debello possess beneficial ownership. Each of Charles E. Davidson (“Davidson”) and Joseph M. Jacobs (“Jacobs”) may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the securities of which Debello possess beneficial ownership.  Each of Wexford Capital, Wexford GP and Messrs. Davidson and Jacobs share the power to vote and dispose of the interests in the securities beneficially owned by Debello. Each of Wexford Capital, Wexford GP and Messrs. Davidson and Jacobs disclaims beneficial ownership of the securities owned by Debello and this report shall not be deemed as an admission that they are the beneficial owner of such securities except, in the case of Messrs. Davidson and Jacobs, to the extent of their pecuniary interests in each of the members of Debello.

Power to vote and to dispose, on a fully converted basis, of 106,280 shares of Class A Common Stock is shared by Debello, Wexford Capital, Wexford GP, Davidson and Jacobs. Power to vote and dispose, on a fully converted basis, of all the remaining Class A Common Stock, is shared by the other parties to the Shareholders’ Agreement.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the outstanding shares of Class A Common.

Item 8.	Identification and Classification of Members of the Group N/A

Item 9.	Notice of Dissolution of Group N/A

Item 10.	Certification N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2011	Company Name
DEBELLO INVESTORS LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Partner and Secretary

WEXFORD GP LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON

Exhibit A

Joint Filing Agreement

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.  This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Date: April 11, 2011	Company Name
DEBELLO INVESTORS LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Partner and Secretary

WEXFORD GP LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON